UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Other Events

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (“Graphex Group”, the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”).

Graphex Group announced today that the NYSE American LLC (the “New York Exchange”) has issued a delisting letter for its American Depositary Shares (ADSs) and suspended trading with the symbol “GRFX” as of May 14, 2025. As previously reported, the Company is not in compliance with Sections 134 and 1101 of the NYSE American Company Guide (“Company Guide”) since it failed to timely file with the Securities and Exchange Commission (“SEC”) its Form 20-F for the year ended December 31, 2023 (the “Delayed Filing”) and that the period granted by the New York Exchange to complete the Delayed Filing was May 15, 2025. The ADSs will now trade on the OTC Expert Market operated by the OTC Markets Group, Inc.

The OTC Expert Market is a significantly more limited market than the NYSE, and quotation on the OTC Expert Market will likely result in a less liquid market for existing and potential holders of the ADS and could depress the trading price The Company can provide no assurance that the ADS will trade or continue to trade on this market, whether broker-dealers will provide public quotes, or whether the trading volume will be sufficient to provide for an efficient trading market.

The ordinary shares of Graphex Group will continue to trade on The Stock Exchange of Hong Kong Limited. Trading of the ordinary shares on the HKSE is not affected. Additionally, there is no effect on the closing of the previously reported Rights Offering or our business operations. As of May 13, 2025, there are approximately 51,605,000 outstanding ADSs representing approximately 5.5% of the ordinary shares that are issued and outstanding, after giving effect to the closing of the Rights Offering.

Graphex Group was not able to remedy the Delayed Filing by May 15, 2025 in large part because the financial audit by a PCAOB registered audit firm for the fiscal year has not been completed. As previously reported in its Report on Form 6-K filed March 4, 2025, Graphex Group engaged SFAI MALAYSIA PLT (“SFAI”) to serve as its new independent PCAOB registered public accounting firm for its U.S. GAAP consolidated financial statements. Graphex Group continues to work with this audit firm to complete this audit but was not able to complete the audit by May 15, 2025. There are no disagreements with this audit firm with respect to the financial statements. Graphex Group continues to work with this audit firm and expects that the audits and the annual reports on Form 20-F for fiscal years 2023 and 2024 will be completed on or about June 30, 2025, which is approximately 90 days after SFAI was appointed as the Company’s PCAOB registered audit firm.

Graphex Group complies fully with the HKSE listing obligations, including the timely filing of an audit of its financial statements prepared in accordance with International Financial Reporting Standards (IFRS) by Crowe (HK) CPA. These financial statements as well as the annual reports for Graphex Group have been filed with Commission on Reports on Form 6-K and are available at SEC.gov. Graphex Group recommends that investors review the current financial information that is available through its filings with the HKSE.

The Company has the right to appeal the determination of the staff of the Regulation of the New York Exchange and the Company is considering such action. If the Company is successful in any such appeal, the New York Exchange may resume trading of the ADS; however until such time, trading will remain suspended. There is no assurance that any such appeal will be successful or the ADSs will be relisted on the New York Exchange.

The Company issued a press release with respect to these matters which is attached to this Report as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: May 15, 2025

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated May 15, 2025

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